UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012.

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, April 26, 2012

Mr. Fernando Coloma Correa

Commissioner

Securities and Insurance Commission

Avenida Libertador Bernardo O’Higgins 1449

By Messenger

Re:	Disclosure of Election of Board of Directors at Regular Shareholders Meeting of Lan Airlines S.A.

Dear Commissioner:

As provided in Articles 9 and 10 of Securities Market Law 18045 and in General Rule #30 of the Commission of 1989, please be advised that at a Regular Shareholders Meeting (Meeting) of Lan Airlines S.A. (LAN) held April 26, 2012, LAN’s shareholders elected the members of LAN’s Board of Directors, who will hold office for two years.

The following individuals were elected Directors at the Meeting:

1.	Juan José Cueto Plaza;
2.	José Cox Donoso;
3.	Darío Calderón González;
4.	Carlos Heller Solari;
5.	Ramón Eblen Kadis;
6.	Jorge Alberto Awad Mehech;
7.	Bernardo Fontaine Talavera;
8.	Juan Gerardo Jofré Miranda; and
9.	Jorge Salvatierra Pacheco

The Directors named in numbers 6, 7, 8 and 9 above were elected as independent directors, according to article 50-bis of Companies Law 18046.

Very sincerely yours,

Alejandro de la Fuente Goic

Chief Financial Officer

Lan Airlines S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2012

LAN AIRLINES S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Financial Officer